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                                                                 Exhibit (a)(11)

                       ADDENDUM FOR EMPLOYEES IN BRAZIL
                       --------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     Eligible employees who are residents of Brazil who exchange Eligible Options for New Options will not be required to recognize income for Brazilian income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Brazilian income tax purposes. At the date of grant of the New Options or replacement options, as the case may be, eligible employees who are residents of Brazil will not be required to recognize income for Brazilian income tax purposes. The grant of options is not recognized as taxable income for Brazilian income tax purposes.

     Brazilian tax practitioners are divided on the issue of whether optionees are taxable upon the exercise of stock options:

     (a) One group takes the position that there is no tax at exercise, since the exercise is merely the purchase of an asset at a discount and no benefit is actually received at that time. There will be no taxation until the shares acquired upon exercise of the options are sold. The income from the sale of the shares will be treated as a capital gain. The capital gain will be calculated as the excess of (i) the proceeds from the sale of the shares over (ii) the exercise price of the shares purchased upon the exercise of the options.
Capital gains are taxable at a flat rate of 10% (20% in 2002). However, the first R$4,143.50 per month is exempt from tax.

     (b) The other group claims that value is received at exercise and the bargain element (i.e. the difference between the fair market price of the shares on the date of exercise and the exercise price of the shares purchased upon such exercise) therefore is taxable as compensation. Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares.

     Electronics for Imaging takes the first position and will therefore not withhold tax when optionees exercise their options

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.